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                                                                 Exhibit (a)(18)


Contact:
Bob Gordon, Public Relations

Doug Robinson, Investor Relations
 (516) 342-2391
 (516) 342-2745
bobg@cai.com
dougr@cai.com


NEVADA COURT VACATES EXPEDITED HEARING

ISLANDIA, N.Y., March 12, 1998 -- Computer Associates International, Inc. (CA: NYSE) announced today that the federal district court in Nevada granted CA's motion to, among other things, vacate the expedited hearing scheduled for March 16, 1998 in CA's litigation with Computer Sciences Corporation. As it has previously announced, CA will not extend its tender offer for CSC common stock, which is scheduled to expire at 12:00 midnight, New York City time, on Monday, March 16, 1998. Under the present circumstances, CA believes that the conditions to the tender offer (as set forth in the Offer to Purchase dated February 17, 1998) can not be satisfied by the date and time the offer is scheduled to expire, and that the offer will expire with no CSC shares accepted for payment.

Computer Associates International, Inc. (NYSE: CA), with headquarters in Islandia, N.Y., is the world leader in mission-critical business software. The company develops, licenses and supports more than 500 integrated products that include enterprise computing and information management, application development, manufacturing and financial applications. CA has over 11,000 people in 160 offices in 43 countries and had revenue of $4.5 billion in calendar year 1997. CA can be reached by visiting http://www.cai.com on the World Wide Web, emailing info@cai.com, or calling 1-516-342-5224.

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